ACT IAA

SECTION

RULE 206(4)-3

PUBLIC AVAILABILITY 10/31/03

October 31, 2003
IM Ref. No. 2003428855
J.P. Morgan Securities Inc.
File No. 8-36950

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF INVESTMENT MANAGEMENT

We would not recommend enforcement action to the Commission under Section 206(4) of the Investment Advisers Act of 1940 ("Advisers Act") and Rule 206(4)-3 thereunder if any investment adviser that is required to be registered pursuant to Section 203 of the Advisers Act pays to J.P. Morgan Securities Inc. (the "Firm"), a registered broker-dealer and investment adviser, or any of the Firm's associated persons, as defined in Section 202(a)(17) of the Advisers Act, a cash fee, directly or indirectly, for the solicitation of advisory clients in accordance with Rule 206(4)-3,[1] notwithstanding a judgment of injunction from the United States District Court for the Southern District of New York (the "Final Judgment") that otherwise would preclude such an investment adviser from paying the Firm a solicitation fee.[2]

Our position is based on the facts and representations in your incoming letter dated September 25, 2003, particularly the Firm's representations that:

(1) it will conduct any cash solicitation arrangement entered into with any investment adviser required to be registered under Section 203 of the Advisers Act in compliance with the terms of Rule 206(4)-3 except for the investment adviser's payment of cash solicitation fees to the Firm, which is subject to the Final Judgment;

(2) the Final Judgment does not bar or suspend the Firm or any person currently associated with the Firm from acting in any capacity under the federal securities laws;

(3) it will comply with the terms of the Final Judgment, including, but not limited to, the payment of disgorgement, pre-judgment interest, civil or administrative penalties and fines; and

---

1 Rule 206(4)-3 prohibits any investment adviser that is required to be registered under the Advisers Act from paying a cash fee, directly or indirectly, to any solicitor with respect to solicitation activities if, among other things, the solicitor is subject to an order, judgment or decree that is described in Section 203(e)(4) of the Advisers Act.

2 Securities and Exchange Commission v. J.P. Morgan Securities Inc., 03 Civ 2939 (WHP) (S.D.N.Y. October 31, 2003).

(4) for ten years from the date of the entry of the Final Judgment, the Firm or any investment adviser with which it has a solicitation arrangement subject to Rule 206(4)-3 will disclose the Final Judgment in a written document that is delivered to each person whom the Firm solicits (a) not less than 48 hours before the person enters into a written or oral investment advisory contract with the investment adviser or (b) at the time the person enters into such a contract, if the person has the right to terminate such contract without penalty within 5 business days after entering into the contract.

This position applies only to the Final Judgment and any State Judgment[3] and not to any other basis for disqualification under Rule 206(4)-3 that may exist or arise with respect to the Firm or any of its associated persons.

Sara P. Crovitz
Senior Counsel

---

[3] "State Judgment" means any injunction by decree, order, or judgment of any court of competent jurisdiction in connection with a settlement agreement entered into by the Firm with a state or territorial agency that generally relates to the same facts and is based on the same conduct as alleged in the Commission complaint underlying the Final Judgment.

SIMPSON THACHER & BARTLETT LLP
425 LEXINGTON AVENUE
NEW YORK, N.Y. 10017-3954
(212) 455-2000

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER
212-455-3475

E-MAIL ADDRESS
mcunha@stblaw.com

BY FACSIMILE
BY FEDERAL EXPRESS

September 25, 2003

Re: J.P. Morgan Securities Inc.

Douglas J. Scheidt, Esq.
Associate Director and Chief Counsel
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Mr. Scheidt:

We submit this letter on behalf of our client, J.P. Morgan Securities Inc. (the "Firm"), in connection with a settlement agreement (the "Settlement") arising out of a joint investigation by the Securities and Exchange Commission (the "Commission"), the New York Stock Exchange, Inc. (the "NYSE"), NASD Inc. (the "NASD"), and various state and territory regulatory agencies (the "States") into research analyst conflicts of interest at the Firm and several other large investment banking firms.

The Firm, a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, as amended (the "Advisers Act"), seeks the assurance of the staff of the Division of Investment Management ("Staff") that it would not recommend any enforcement action to the Commission under Section 206(4) of the Advisers Act, or Rule 206(4)-3 thereunder (the "Rule"), if an investment adviser pays the Firm, or any of its associated persons, a cash payment for the solicitation of advisory clients, notwithstanding the existence of the Final Judgment (as defined below) and any related state or territorial court injunction. While the Final Judgment does not operate to prohibit or suspend the Firm or any of its associated persons from acting as or being associated with an investment adviser and does not relate to solicitation activities on behalf of investment advisers, it may affect the ability of the Firm and its associated persons to receive such payments. The Staff in many other instances has granted no-action relief under the Rule in similar circumstances.

BACKGROUND

The Commission, the NYSE, the NASD, and the States engaged in settlement discussions with the Firm in connection with a joint investigation into research analyst conflicts of interest at the Firm and several other large investment banking firms. As a result of these discussions, the Commission filed a complaint (the "Complaint") on April 28, 2003 against the Firm in the United States District Court for the Southern District of New York (the "District Court") in a civil action captioned *Securities and Exchange Commission v. J.P. Morgan Securities Inc.*, 03 Civ. 2939 (WHP). The Firm executed a Consent of Defendant J.P. Morgan Securities Inc. (the "Consent"), which was filed in the District Court and in which the Firm neither admits nor denies any of the allegations in the Complaint, except as to jurisdiction, but consents to the entry of a final judgment against the Firm by the District Court (the "Final Judgment"). As proposed by the parties, the Final Judgment will, among other things, enjoin the Firm, directly or through its officers, agents, servants, employees and attorneys from violating NYSE Rules 342, 401, 472, and 476 and NASD Conduct Rules 2110, 2210, and 3010. Additionally, the Final Judgment will order the Firm to make payments aggregating $80 million in settlement of the matters addressed in the Final Judgment, and to comply with the undertakings set forth in the Consent and in Addendum A to the Final Judgment.[1]

EFFECT OF RULE 206(4)-3

The Rule prohibits an investment adviser from paying a cash fee to any solicitor that has been temporarily or permanently enjoined by an order, judgment, or decree of a court of competent jurisdiction from engaging in or continuing any conduct or practice in connection with the purchase or sale of any security. Entry of the Final Judgment could cause the Firm to be disqualified under the Rule, and accordingly, absent no-action relief, the Firm may be unable to receive cash payments for the solicitation of advisory clients.[2]

DISCUSSION

In the release adopting the Rule, the Commission stated that it "would entertain, and be prepared to grant in appropriate circumstances, requests for permission to engage as a solicitor a person subject to a statutory bar."[3] We respectfully submit that the

[1] The Firm will additionally enter into settlement agreements relating to the activities referred to in the Complaint with the relevant state and territorial agencies (the "State Settlement Agreements"). To the extent that any such State Settlement Agreement may result in an injunction by a court of competent jurisdiction, the Firm intends this request to cover any resulting disqualifications under the Rule.

[2] The Firm has obtained similar no-action relief in the past. *See* In the Matter of Certain Market Making Activities on NASDAQ, SEC No-Action Letter (pub. avail. Jan. 11, 1999).

[3] *See* Requirements Governing Payments of Cash Referral Fees by Investment Advisers, Inv. Adv. Act Rel. No. 688 (July 12, 1979), 17 S.E.C. Docket (CCH) 1293, 1295, at note 10.

circumstances present in this case are precisely the sort that warrant a grant of no-action relief.

The Rule's proposing and adopting releases explain the Commission's purpose in including the disqualification provisions in the Rule. The purpose was to prevent an investment adviser from hiring as a solicitor a person whom the adviser was not permitted to hire as an employee, thus doing indirectly what the adviser could not do directly. In the proposing release, the Commission stated that:

> [b]ecause it would be inappropriate for an investment adviser to be permitted to employ indirectly, as a solicitor, someone whom it might not be able to hire as an employee, the Rule prohibits payment of a referral fee to someone who . . . has engaged in any of the conduct set forth in Section 203(e) of the [Advisers] Act . . . and therefore could be the subject of a Commission order barring or suspending the right of such person to be associated with an investment adviser.[4]

The Final Judgment does not bar, suspend, or limit the Firm or any person currently associated with the Firm from acting in any capacity under the federal securities laws. The Firm has not been sanctioned for activities relating to its activities as an investment adviser or its solicitation of advisory clients.[5] Accordingly, consistent with the Commission's reasoning, there does not appear to be any reason to prohibit an adviser from paying the Firm or its associated persons for engaging in solicitation activities under the Rule.

The Staff previously has granted numerous requests for no-action relief from the disqualification provisions of the Rule to individuals and entities found by the Commission to have violated a wide range of federal securities laws and rules thereunder or permanently enjoined by courts of competent jurisdiction from engaging in or continuing any conduct or practice in connection with the purchase or sale of any security.[6]

---

4 *See* Requirements Governing Payments of Cash Referral Fees by Investment Advisers, Inv. Adv. Act Rel. No. 615 (Feb. 2, 1978), 14 S.E.C. Docket (CCH) 89, 91.

5 The Firm additionally notes that it has not violated, or aided and abetted another person in violation of, the Rule, nor have individuals performing solicitation activities been personally disqualified under the Rule.

6 *See, e.g.,* Prime Advisors, Inc., SEC No-Action Letter (pub. avail. Nov. 8, 2001); Legg Mason Wood Walker, Inc., SEC No-Action Letter (pub. avail. June 11, 2001); Dreyfus Corp., SEC No-Action Letter (pub. avail. March 9, 2001); Prudential Securities Inc., SEC No-Action Letter (pub. avail. Feb. 7, 2001); Tucker Anthony Inc., SEC No-Action Letter (pub. avail. Dec. 21, 2000); J.B. Hanauer & Co., SEC No-Action Letter (pub. avail. Dec. 12, 2000); Founders Asset Management LLC, SEC No-Action Letter (pub. avail. Nov. 8, 2000); Credit Suisse First Boston Corp., SEC No-Action Letter

UNDERTAKINGS

In connection with this request, the Firm undertakes:

1. to conduct any cash solicitation arrangement entered into with any investment adviser required to be registered under Section 203 of the Advisers Act in compliance with the terms of Rule 206(4)-3 except for the investment adviser's payment of cash solicitation fees to the Firm which is subject to the Final Judgment;

2. to comply with the terms of the Final Judgment, including, but not limited to, the payment of disgorgement, pre-judgment interest, civil or administrative penalties and fines; and

3. that for ten years from the date of the entry of the Final Judgment, the Firm or any investment adviser with which it has a solicitation arrangement subject to Rule 206(4)-3 will disclose the Final Judgment in a written document that is delivered to each person whom the Firm solicits (a) not less than 48 hours before the person enters into a written or oral investment advisory contract with the investment adviser or (b) at the time the person enters into such a contract, if the person has the right to terminate such contract without penalty within 5 business days after entering into the contract.

CONCLUSION

We respectfully request the Staff to advise us that it will not recommend enforcement action to the Commission if an investment adviser that is required to be registered with the Commission pays the Firm, or any of its associated persons, a cash payment for the solicitation of advisory clients, notwithstanding the Final Judgment and any related state or territorial court injunction.

(pub. avail. Aug. 24, 2000); Janney Montgomery Scott LLC, SEC No-Action Letter (pub. avail. July 18, 2000); Aeltus Investment Management, Inc., SEC No-Action Letter (pub. avail. July 17, 2000); William R. Hough & Co., SEC No-Action Letter (pub. avail. Apr. 13, 2000); In the Matter of Certain Municipal Bond Refundings, SEC No-Action Letter (pub. avail. Apr. 13, 2000); In the Matter of Certain Market Making Activities on NASDAQ, SEC No-Action Letter (pub. avail. Jan. 11, 1999); Paine Webber, Inc., SEC No-Action Letter (pub. avail. Dec. 22, 1998); NationsBanc Investments, Inc., SEC No-Action Letter (pub. avail. May 6, 1998); Morgan Keegan & Co., Inc., SEC No-Action Letter (pub. avail. Jan. 9, 1998); Merrill Lynch, Pierce, Fenner & Smith, Inc., SEC No-Action Letter (pub. avail. Aug. 7, 1997); Gruntal & Co., SEC No-Action Letter (pub. avail. July 17, 1996); Carnegie Asset Management, SEC No-Action Letter (pub. avail. July 11, 1994); Salomon Brothers Inc., SEC No-Action Letter (pub. avail. Jan. 26, 1994); BT Securities Corporation, SEC No-Action Letter (pub. avail. Mar. 30, 1992); Kidder Peabody & Co. Inc., SEC No-Action Letter (Oct. 11, 1990); First City Capital Corp., SEC No-Action Letter (pub. avail. Feb. 9, 1990); RNC Capital Management Co., SEC No-Action Letter (pub. avail. Feb. 7, 1989); and Stein Roe & Farnham, Inc., SEC No-Action Letter (pub. avail. Aug. 25, 1988).

Please do not hesitate to call me regarding this request.

Sincerely,

Mark G. Cunha